CHINA GREEN AGRICULTURE, INC.

Third floor, Borough A, Block A. No. 181, South Taibai Road, Xi’an, Shaanxi Province, PRC 710065

August 29, 2024

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Juan Grana

Re:	China Green Agriculture, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2023

Filed December 15, 2023

File No. 001-34260

Dear Mr. Grana:

China Green Agriculture, Inc., a Nevada corporation (the “Company” or “we”), is in receipt of the letters from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 27, 2024 and May 6, 2024 (the “Comment Letters”) to the Company, aw well as the telephonic comments received May 29, 2024, with respect to the Company’s Annual Report on Form 10-K for the year ended June 30, 2023, and Amendment No. 1 thereto (the “Form 10-K”).

We hereby file via EDGAR our response to the Comment Letters. The text of the Staff’s comment is set forth in italics below, followed by the response of the Company.

Part I, Item 1. Business, page 1

1. We note your response to comment 1 and your proposed disclosure in Appendix A. In future filings, please also revise at the onset of Part I to disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries and through contractual arrangements with variable interest entities (VIEs) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of your securities, including that it could cause the value of your securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.

RESPONSE:

The Company undertakes to update Part I, Item 1, “Business” in future Annual Reports on Form 10-K to include the disclosure as shown in Appendix A at the beginning.

2. We note your response to comment 1 and your proposed disclosure in Appendix A. In future filings, please revise to also clarify whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: The Company will include additional disclosure in the “Business” section, as shown on Appendix A, to the effect that the risks described therein could result in a material change in our operations and the value of our Common Stock, and that these factors could hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. We note that your auditor, GAO CPA Firm, is based in Frisco, TX. In future filings, please revise your disclosure in this section to disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.\

RESPONSE: In future filings, the Company undertakes to add the following paragraph under the caption Business-- Risks Related to Doing Business in the PRC:”

Although the majority of our operations in China, our outside auditors, GAO CPA Firm, are located in the United States, at 14648 Falling Leaf Drive, Frisco, TX 75035. The Holding Foreign Companies Accountable Act requires the SEC to identify public companies that have retained a registered public accounting firm to issue an audit report where the firm has a branch or office that: (1) is located in a foreign jurisdiction, and (2) the Public Company Accounting Oversight Board (“PCAOB”) has determined that it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction. Since our auditors are located in Texas, and we are not owned or controlled by the Chinese government, we do not believe that the Holding Foreign Companies Accountable Act is applicable to us.

4. We note the diagram of the company’s corporate structure provided on page 3. In future filings, please revise to describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits. Please also revise the structure chart on page 3 to remove the solid line with an arrow pointing from Jinong to the VIE company, and replace this with a dashed line and arrow, in order to avoid any suggestion that Jinong controls the VIE company.

RESPONSE:

In future filings the Company will include the paragraph set forth on Appendix B immediately after the table on page 3. In addition, the Company will remove the solid line with an arrow pointing from Jinong to the VIE company in the chart, and replace this with a dashed line and arrow.

5. In future filings, please clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, we note your disclosure on page 1 which refers to Yuxing as “one of Jinong’s VIEs” as well as your references on pages 2, 30 and 43 to “our VIEs” or “our VIE.”

RESPONSE:

In future filings the Company will refrain from implying that it owns the VIE.

6. We note that neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, in future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose, if true, that the VIE agreements have not been tested in a court of law. We also note your disclosure on page 1 that states you operate through variable interest entities, Yuxing and Tianjuyuan. However, we note your disclosure in the structure chart on page 3 that shows Jinong as your wholly-owned PRC subsidiary which contracts with the VIE company (Yuxing), and Gufeng as another one of your wholly-owned PRC subsidiaries with Tianjuyuan as its wholly-owned subsidiary. We also note your disclosure on page 2 that Gufeng and Tianjuyuan are wholly-owned subsidiaries of Jinong and indirect subsidiaries of the company. Please revise to reconcile these disclosures and clarify which entities are VIEs or wholly-owned subsidiaries.

RESPONSE:

Th first paragraph of Appendix B, to be included in future filings, clarifies that neither the Company nor its subsidiary owns equity interests in the VIE, that these contractual relationships are not equivalent to equity, that their purpose is to allow the Company to consolidate their results for US GAAP purposes, and that these contracts have not been tested in a court of law. Also, the paragraph under “Our History” has been corrected to indicate that Tianjuyuan is a subsidiary of Gufeng not Jinong, and that Yuxing is the only VIE. Finally, the chart on page 3 will be revised to conform to this disclosure, and will add in the VIE.

7. In future filings, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE:

In future filings, we will add the disclosure set forth on Appendix D into the 10-K under “Government Regulation,” relating to cybersecurity regulation.

8. In future filings, please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

RESPONSE:

In future filings, we will add the disclosure set forth on Appendix E in the 10-K under “Business”.

9. In future filings, please revise to include a summary of risk factors. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the document. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

RESPONSE:

In future filings, we will include a “Summary of Risk Factors” at the beginning of the “Risk Factors” section, as set forth on Appendix F

Item 1A. Risk Factors., page 20

10. Revise your risk factors in future filings to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your securities may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

RESPONSE: In future filings, we will add the following paragraph under “Risk Factors-- Risks Related to Doing Business in the PRC:

Risks Relating to Contractual Arrangements with the VIE

It is possible that the government of the PRC might determine that the contractual arrangements underlying the VIE structure are not in compliance with PRC laws, regulations, or interpretations either in their current form or if these laws or regulations change or are interpreted differently in the future. If such determinations, changes, or interpretations result in our inability to assert contractual control over the assets of our PRC subsidiaries or the VIE that conduct all or substantially all of our operations, our Common Stock could become worthless.”

11. We note your risk factor disclosure on page 32 of your annual report discussing the PRC government’s significant influence over companies with China-based operations. Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise your risk factor disclosure in future filings to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

RESPONSE: In future filings, we will add the following paragraph under “Risk Factors-- Risks Related to Doing Business in the PRC” in the paragraph that begins “Recent regulatory developments in China may subject us to additional regulatory review…”

As the Chinese government has the ability to exercise significant oversight over the conduct of our business operations, any intervention, influence, or control by the Chinese government could have material adverse effects on our business and the value of our Common Stock. Such intervention could happen at any time, without warning, which could result in a material change in our operations and/or the value of our Common Stock. The Chinese government has recently issued statements indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers; although the Company has no present intention of raising capital in China, any such action by the Chinese government could significantly limit or completely hinder our ability to offer securities to investors and cause the value of our Common Stock to significantly decline or become worthless.

12. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise in future filings your disclosure in your risk factors and throughout your annual report, as applicable, to explain how this oversight impacts your business and your securities and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date, including the final new measures that became effective on February 15, 2022.

RESPONSE: In future filings, we will add the disclosure set forth on Appendix D in the 10-K under “Government Regulation,” relating to cybersecurity regulation.

13. We note your response to comment 2 and reissue the comment. Please revise your disclosure in future filings to identify each officer and/or director located in China or Hong Kong, and create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please ensure that you also discuss the impact of costs and time constraints on investors in enforcing a foreign judgment in China or Hong Kong.

RESPONSE: In future filings, we will add the disclosure set forth on Appendix “G” in the 10-K under “Risk Factors,” relating to enforcement of judgments in China.

If you or any other member of the Staff have any questions with regard to the foregoing responses, would like to discuss any of the matters covered in this letter, or otherwise require additional information, please contact our counsel, Robert J. Zepfel, at rjz@haddanzepfel.com.

Sincerely,

/s/ Zhuoyu Li
Zhuoyu Li, CEO

Appendix A

Doing Business in China

Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us.

As a business operating in China, we are subject to the laws and regulations of the PRC, which can be complex and which evolve rapidly. (See also, “Risk Factors-- Risks Related to Doing Business in the PRC.”). We are organized not as a Chinese operating company but as a Nevada holding company with operations conducted by our subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China. This structure (a Nevada corporation with operations conducted by a Chinese VIE) involves unique risks to investors. To our knowledge, this structure and the contracts with VIE, has not been tested in court. The VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law generally prohibits direct foreign investment in local operating companies. Our shareholders may never hold equity interests in the Chinese operating companies. It is possible that that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in our operations and a material change in the value of our Common Stock, including a potentially significant decline (or, in some cases, becoming worthless). See also “Rick Factors-Risks Relating to Doing Business in the PRC”. As noted, these risks could result in a material change in our operations and the value of our securities and could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

The PRC government has the power to exercise significant oversight and discretion over the conduct of our business, and the regulations to which we are subject may change rapidly and with little notice to us or our shareholders. As a result, there remain uncertainties regarding the application, interpretation, and enforcement of new and existing laws and regulations in the PRC. Compliance with the complex and evolving PRC laws, regulations, and regulatory statements may be costly, and such compliance or any associated inquiries or investigations or any other government actions may:

●	Delay or impede our development,

●	Result in negative publicity or increase our operating costs,

●	Require significant management time and attention, and

●	Subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business practices.

The promulgation of new laws or regulations, or the new interpretation of existing laws and regulations, that restrict or otherwise unfavorably impact the ability or manner in which we conduct our business and could require us to change certain aspects of our business to ensure compliance, could decrease demand for our products, reduce revenues, increase costs, require us to obtain more licenses, permits, approvals or certificates, or subject us to additional liabilities. To the extent any new or more stringent measures are required to be implemented, our business, financial condition and results of operations could be adversely affected as well as materially decrease the value of our securities.

The PRC government may intervene or influence our operations in China, which may potentially result in a material adverse effect on our operations. For example, the government of the PRC has recently published new policies that significantly affect certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could adversely affect our business, financial condition and results of operations.

Recently, the Chinese government initiated a series of regulatory actions and statements to regulate business operations in China, including enhanced supervision over China-based companies listed outside of China using the variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. For example, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Intensifying Crack-Down on Illegal Securities Activities. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On November 14, 2021, the Cyberspace Administration of China (the “CAC”) released the draft Administrative Regulations on Cyber Data Security (the “Draft Cyber Data Security Regulations”) for public comments, which requires, among others, that a prior cybersecurity review should be required for listing abroad of data processors which process over one million users’ personal information, and the listing of data processors in Hong Kong which affects or may affect national security.

While the Company has not engaged in securities offerings outside China, has no present intention to do so, and is not in the data processing business, it is possible that similar initiatives in the future could adversely affect the Company’s business The Chinese government may further promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, anti-monopoly and unfair competition, and compliance with China’s securities laws. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us.

The Uyghur Forced Labor Prevention Act prohibits the import of certain goods from the Xinjiang Uyghur Autonomous Region of China. While the Company has operations in the Xinjiang Uyghur Autonomous Region, none of its products are imported into the United States, so that law should have no effect on the Company.

At present, these statements and regulatory actions have had no impact on our daily business operations. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our business operations.

Appendix B

The foregoing table sets forth the relationship among these entities in summary form. It should be noted that one of the entities in the table is a variable interest entity (“VIE”), which is not directly owned by the Company. A variable interest entity is a legal business structure in which a person (or company) has some level of control despite not having a majority of voting rights. This is because the controlling interest is arranged via a contractual relationship rather than direct ownership. In general, a business that is the primary beneficiary of a VIE must disclose the holdings of that entity as part of its consolidated balance sheet. However, the contractual agreements are not equivalent to equity ownership in the business of the VIE. The contractual relationships are structured to allow the Company to allow the Company to consolidate the results of the VIE under U.S. GAAP. The result of this is that the Company is the primary beneficiary of the VIE for accounting purposes. The VIE agreements, and their impact on the Company’s accounting, have not been tested in a court of law.

The Company (or its direct or indirect subsidiaries, Jinong) has a contractual relationship with the VIE, which can be described as follows:

Entrusted Management Agreement

Under an Entrusted Management Agreement with the shareholders of the VIE (the “Entrusted Management Agreement”), the VIE and its shareholders agree to entrust the operations and management of their businesses to a wholly owned subsidiary of the Company. According to the form of Entrusted Management Agreement, the Company subsidiary possesses the full and exclusive right to manage the VIE’s operations, assets and personnel, has the right to control the VIE’s cash flows through an entrusted bank account, is entitled to the VIE’s net profits as a management fee, is obligated to pay all the VIE’s payables and loan payments, and bears all losses of the VIE.

Exclusive Technology Supply Agreement

The Exclusive Technology Supply Agreement between the Company’s subsidiary and the VIE provides that the Company subsidiary is the exclusive technology provider to the VIE. The VIE agrees to pay the Company subsidiary all fees payable for technology supply prior to making any payments under the Entrusted Management Agreement.

Shareholder’s Voting Proxy Agreement

Pursuant to a Shareholder’s Voting Proxy Agreement among the Company subsidiary and the shareholders of the VIE, the shareholders of the VIE irrevocably appoint the Company subsidiary as their proxy to exercise on such shareholders’ behalf all of their voting rights as shareholders pursuant to PRC law and the Articles of Association of the VIE, including the appointment and election of directors of the VIE. The Company subsidiary agrees that it shall maintain a board of directors, the composition and appointment of which shall be approved by the Board of the Company.

Exclusive Option Agreement

Under an Exclusive Option Agreement among the Company subsidiary, the VIE, and the shareholders of the VIE, the shareholders of the VIE grant the Company subsidiary an irrevocable and exclusive purchase option to acquire the VIE ’s equity interests and/or remaining assets, but only to the extent that the acquisition does not violate limitations imposed by PRC law on such transactions. The consideration for the exercise of the option is to be determined by the parties and memorialized in the future by definitive agreements setting forth the kind and value of such consideration.

Equity Pledge Agreement

Pursuant to the terms of Equity Pledge Agreement among the Company subsidiary and the shareholders of the VIE, the shareholders of the VIE pledge all of their equity interests in the VIE to the Company subsidiary, to guarantee all of the Company subsidiary’s rights and benefits under the Entrusted Management Agreement, the Exclusive Technology Supply Agreement, the Shareholder’ Voting Proxy Agreement and the Exclusive Option Agreement.

Non-Compete Agreement

The Non-Compete Agreement provides the shareholders of the VIE agree that for five (5) years after termination of their services with the Company subsidiary, they will not provide services or accept positions with by any profit-making organizations with businesses that may compete with the Company subsidiary.

Although these agreements allow the Company to exert effective control over the VIE, the Company owns no direct equity interest in it, and any increase in the value of the VIE will accrue to the benefit of the shareholders of the VIE, and not the Company. We depend on the VIE to hold and maintain agriculture products contracts with our customers. Although we believe that that each contract with the VIE is valid, binding and enforceable under current PRC laws and regulations in effect, these contractual arrangements may not be as effective in providing us with control over the VIE as direct ownership would be. In addition, the VIE could breach the contractual arrangements. In the event of any such breach, we would have to rely on legal remedies under PRC law. These remedies may not always be available or effective, particularly considering uncertainties in the PRC legal system. The VIE may also seek to renew its agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control the VIE, we may not succeed in enforcing our rights under them insofar as our contractual rights and legal remedies under PRC law are inadequate. If we are unable to renew these agreements on favorable terms when these agreements expire or enter into similar agreements with other parties, our business may not be able to operate or expand, and our operating expenses may significantly increase. In addition, although we do not rely on revenues of the VIE, the VIE structure is subject to uncertainty amid the PRC’s changing legislative practice. In January 2015, China’s Ministry of Commerce unveiled draft legislation that could change how the government regulates corporate structures, especially for VIEs controlled by foreign investments. Instead of looking at “ownership,” the draft law focuses on the entities or individuals who control a VIE. If a VIE is deemed to be controlled by foreign investors, it may be barred from operating in restricted sectors or the prohibited sectors listed on a “negative list,” where only companies controlled by Chinese nationals could operate, even if structured as VIEs. If the draft law is implemented in any form, and the Company’s business is characterized as one of the “restricted” or “prohibited” sectors, the VIE may be barred from operation, which would materially adversely affect our business.

Appendix C

Enforceability of Civil Liabilities

It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management.

Most of the of the Company’s assets are located in China, and its directors and officers are not residents of the United States. All or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons to originate an action in the United States. Moreover, there is uncertainty that the courts of China would enforce judgments of U.S. courts against the Company, its directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or an original action brought in China based upon the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Appendix D

Permits and Licenses Required from the PRC Authorities for Our Operations

The operations of the businesses that we own and operate are subject to PRC laws and regulations. The laws and regulations governing relevant industries in China are relatively new and quickly evolving, thus bringing uncertainties to their interpretation and enforcement.

We conduct our operations primarily through our subsidiaries in China, and one subsidiary in the United States of America. Our operations in China are governed by PRC laws and regulations. We and the affiliated entities are required to obtain certain licenses, permits or filing from relevant governmental authorities in China in order to operate our business. As of the date of this report, our subsidiaries in China and the United States of America have obtained business licenses from the PRC and U.S. government authorities necessary for our business operations in China and the United States. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, and the promulgation of new laws and regulations and amendment to the existing ones, we may be required to obtain additional licenses, permits, registrations, filings or approvals for our business operations in the future. Any lack of or failure to maintain requisite approvals, licenses or permits applicable to us or our subsidiaries may have a material adverse impact on our business, results of operations, financial condition and prospects and cause the value of any securities we offer to significantly decline or become worthless.

On December 28, 2021, the Cyberspace Administration of China (the “CAC”) and other PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review (the “Cybersecurity Review Measures”), which became effective on February 15, 2022. Under the current Cybersecurity Review Measures, subject to any further interpretation of the CAC and other relevant authorities, we believe we are not subject to the cybersecurity review by the CAC, as we are primarily engaged in the production of fertilizer and similar products and do not process any data in our business for others. Under current PRC laws, regulations and regulatory rules, as of the date of this report, including the final new measures that became effective on February 15, 2022. we believe that we and our PRC subsidiaries, (i) are not required to obtain permissions from the CSRC, (ii) are not required to go through cybersecurity review by the CAC and (iii) have not received or were denied such requisite permissions by any PRC authority.

However, we cannot guarantee that the regulators will agree with us. As of the date hereof, there remains uncertainty as to how the Cybersecurity Review Measures will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the draft measures. We have not been involved in any investigations on cybersecurity review made by the CAC, and we have not received any inquiry, notice, warning, or sanctions in such respect. However, as these are new regulations, there remains uncertainties as to how they will be interpreted or implemented in the context of an overseas offering.

In addition, we do not believe we are subject to the China Securities Regulation Commission as we are not aa “domestic” company and do not offer securities outside of China.

Appendix E

Cash and Asset Flows through Our Organization

We are an offshore holding company. We may make loans to our PRC subsidiaries subject to the approval, registration, and filing with governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China.

While the Company paid a dividend to its shareholders of $ 0.10 per share in 2015, it has not paid any since then, and has no current intention of paying any dividends. The Company and its subsidiaries generate and retain cash generated from operating activities and re-invest it in our business.

We are a holding company, and we conduct most of our operations through our PRC subsidiaries and one subsidiary in the United States, and we plan to diversify our operations further in the future. For instance, we are currently working on integrating assets in the United States, which is part of our broader strategy to expand our global presence and operational capabilities. Currently, we may rely on dividends and other distributions on equity paid by its PRC subsidiaries for its cash needs, including the funds necessary to pay dividends and other cash distributions to its stockholders, to service any debt it may incur and to pay its operating expenses. Current regulations in the PRC permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations.

In addition, our PRC subsidiaries’ ability to pay dividends and other cash distributions is subject to foreign exchange restrictions in China. For example, to address persistent capital outflows and the RMB’s depreciation against the U.S. dollar, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, implemented a series of capital control measures in the subsequent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subject to tightened scrutiny in the future. The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

As a matter of fact, we have never declared or paid any dividends to our stockholders, nor do we have any present plan to pay any cash dividends on the common stock in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Appendix F

Summary of Risk Factors

The Company is a holding company incorporated in Nevada, the United States, with no material operations of its own. We conduct our business through our operating subsidiaries in China. This structure involves unique risks to investors, and you may never directly hold equity interests in the operating entities. Investment in our Common Stock involves significant risks. You should carefully consider all of the information in this report before making an investment in our Common Stock. Below please find a summary of the principal risks we face, organized under relevant headings.

Investing in our securities involves a high degree of risk. The following is a summary of significant risk factors and uncertainties that may affect our business, which are discussed in more detail below under “Item 1A. Risk Factors” included in this Annual Report on Form 10-K:

●	The Chinese government may intervene or influence our operations in China at any time, or may exert more control over offerings conducted outside China by and/or foreign investment in China-based issuers, which could result in a material change in our operations and in the value of our securities. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted outside China by and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

●	Changes in U.S. and Chinese regulations or in relations between the United States and China may adversely impact our business, our operating results, our ability to raise capital and the value of our securities. Any such changes may take place quickly and with very little notice.

●	There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

●	China Green Agriculture, Inc., as a holding company incorporated in Nevada, the United States, without material operations of its own, relies on dividends and other distributions on equity paid by its PRC operating subsidiaries for its cash needs.

●	Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in China based upon U.S. laws, including the federal securities laws or other foreign laws against us or our management.

●	The approval of the CSRC or other Chinese regulatory agencies may be required in connection with our future capital-raising activities outside China under Chinese law.

●	Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

●	Numerous factors, many of which are beyond our control, may cause the market price of our Common Stock to fluctuate significantly.

Appendix G

Enforceability of Civil Liabilities of the Company and its Officers and Directors in China and Hong Kong

It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management. It may be difficult to serve the Company with legal process or enforce judgments against the Company or its management.

Most of the Company’s assets are located in China, and all its directors and officers other than Pan Zhibiao are residents of China. All or substantial portions of the assets of such non-residents are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons to originate an action in the United States. Moreover, there is uncertainty that the courts of China would enforce judgments of U.S. courts against the Company, its directors or officers based on the civil liability provisions of the securities laws of the United States or any state, or an original action brought in China based upon the securities laws of the United States or any state. Even if an investor were successful in such an action, the costs and time involved in enforcement of the judgment in China may make it impracticable.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.